EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Additional Supplementary Report Regarding Notice of Workers’ Organization of Cessation of Development Work

Further to the Company’s immediate reports of October 26, 2017 and November 2, 2017, regarding the notice of the chairman of the Company’s workers’ organization to the Company concerning the cessation of development work on the Company’s infrastructure, the Company’s application to the Regional Labor Court to issue an order instructing employees to refrain from suspending the aforementioned work, and a decision of the Regional Labor Court of November 1, 2017, additional supplementary notification is provided that in a hearing which took place on November 2, 2017 in the labor court, the court ruled that employees have the right to protest against the direct harm they foresee to their employment terms, but may, nevertheless, take only short and limited organizational measures. Consequently, the court allowed employees to take reasonable organizational measures for two days only, in the context of which employees may refrain from cooperating with external contractors on infrastructure work related to the dispute, but will be precluded from taking proactive steps to thwart or disrupt the performance of the work by a third party.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.